Exhibit 4.1

Distribution Reinvestment Plan

Fortress Credit Realty Income Trust, a Maryland statutory trust (the “Company”), hereby adopts the following plan (the “Plan”) with respect to cash distributions declared by its board of trustees on the Company’s common shares, par value $0.01 per share (the “Common Shares”), which are classified as Class B common shares (“Class B Common Shares”), Class R common shares (“Class R Common Shares”), Class S common shares (“Class S Common Shares”), Class D common shares (“Class D Common Shares”), Class I common shares (“Class I Common Shares”), and Class E common shares (“Class E Common Shares”).

1.          Unless a shareholder specifically opts out of participating in the Plan (or, in the case of clients of participating broker-dealers that do not permit automatic enrollment in the Plan, opts to participate in the Plan), all cash distributions hereafter declared by the Company’s board of trustees shall be reinvested by the Company, in the same class of Common Shares with respect to which the distribution was received, on behalf of each shareholder, and no action shall be required on such shareholder’s part to receive such Common Shares. The Plan will be administered by SS&C Technologies, Inc. (the “Plan Administrator”).

2.       Subject to the board of trustees’ discretion and applicable legal restrictions, the Company intends to authorize and declare distributions on a monthly basis or on such other date or dates as may be fixed from time to time by the board of trustees to shareholders of record at the close of business on the record date(s) established by the board of trustees for the cash distribution involved. The Company intends to pay distributions on a monthly basis.

3.          The Company shall use newly-issued shares of its Common Shares, in the same class of the Common Shares with respect to which the distribution was received, to implement the Plan. The number of newly-issued shares to be issued to a shareholder shall be determined by dividing the total dollar amount of the distribution payable to such shareholder by a price equal to the transaction price, which will generally be the prior month’s net asset value (“NAV”) per share for such class. Common Shares issued pursuant to the Plan will have the same voting rights as shares of Common Shares issued pursuant to the Company’s private offering. There will be no selling commissions or other sales charges on Common Shares issued to a shareholder under the Plan; provided, however, that Class R Common Shares, Class S Common Shares and Class D Common Shares will be subject to ongoing servicing fees as set forth in the Company’s private placement memorandum, as amended and/or supplemented from time to time (the “PPM”). The Company shall pay the Plan Administrator’s fees under the Plan.

4.         For each participant, the Plan Administrator will maintain a record which shall reflect for each calendar month the distributions received by the Plan Administrator on behalf of such participant. The Plan Administrator will use the aggregate amount of distributions to all participants for each calendar month or quarter to purchase shares for the participants. Distributions shall be invested by the Plan Administrator in shares, to the extent available, promptly following the payment date with respect to such distributions. The purchased shares will be allocated among the participants based on the portion of the aggregate distributions received by the Plan Administrator on behalf of each participant, as reflected in the records maintained by the Plan Administrator. The ownership of the shares purchased pursuant to the Plan shall be reflected on the books of the Company or its transfer agent. No certificates will be issued to a participant for shares purchased on behalf of the participant pursuant to the Plan.

5.       The Plan Administrator will confirm to each participant each acquisition made pursuant to the Plan on a quarterly basis. Distributions on fractional shares will be credited to each participant’s account. In the event of termination of a participant’s account under the Plan, the Plan Administrator will adjust for any such undivided fractional interest in cash at the monthly transaction price of the Company’s shares available at the time of termination. For purposes of the Plan, “Business Day” means any day except Saturday, Sunday, or any day commercial banks are closed in New York pursuant to federal or state law.

6.          Each participant is requested to promptly notify the Company in writing if the participant experiences a material change in his or her financial condition, including the failure to meet the income and net worth standards set forth in the Company’s PPM.

7.          The Plan may be terminated by the Company upon notice in writing mailed to each participant at least 10 business days prior to the effectiveness of such termination.

8.         A participant may terminate participation in the Plan at any time, without penalty, by delivering written notice (which may be electronic) to the Plan Administrator. Such notice must be received by the Plan Administrator 10 Business Days in advance of the first calendar day of the next month in order for a participant’s termination to be effective for such month. Any distributions to be paid to such shareholder on or after such date will be paid in cash on the scheduled distribution payment date. If a participant terminates Plan participation, the Company may, at its option, ensure that the terminating participant’s account will reflect the whole number of shares in such participant’s account and provide a check for the cash value of any fractional share in such account. Upon termination of Plan participation for any reason, future Distributions will be distributed to the shareholder in cash.

9.          These terms and conditions may be amended or supplemented by the Company at any time; provided that notice of any material amendment is sent to participants at least 10 Business Days prior to the effective date of that amendment. Any amendment or supplement may include an appointment by the Plan Administrator in its place and stead of a successor agent under the terms and conditions agreed upon by the Company, with full power and authority to perform all or any of the acts to be performed by the Plan Administrator as agreed to by the Company.

10.       The Plan Administrator will at all times act in good faith and use its best efforts within reasonable limits to ensure its full and timely performance of all services to be performed by it under this Plan and to comply with applicable law, but assumes no responsibility and shall not be liable for loss or damage due to errors.

11.       These terms and conditions shall be governed by the laws of the State of New York, without regard to the conflicts of law principles thereof, to the extent such principles would require or permit the application of the laws of another jurisdiction.